EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notification of relevant change to significant shareholder

ST HELIER, Jersey, Nov. 12, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or "the Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that it received notification on November 8, 2024 from BlackRock, Inc. that on November 7, 2024 it had crossed a threshold for notification of a relevant change (as defined by the AIM Rules for Companies).

A copy of the notification is below.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson/Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS(to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		CALEDONIA MINING CORPORATION PLC
1b. Please indicate if the issuer is a non-UK issuer(please mark with an “X” if appropriate)
Non-UK issuer				X
2. Reason for the notification(please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		BlackRock, Inc.
City and country of registered office (if applicable)		Wilmington, DE, USA
4. Full name of shareholder(s)(if different from 3.)[v]
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		07/11/2024
6.Date on which issuer notified (DD/MM/YYYY):		08/11/2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B)vii
Resulting situation on the date on which threshold was crossed or reached	4.72%	0.25%	4.97%	956,737
Position of previous notification (if applicable)	4.74%	0.26%	5.00%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct (DTR5.1)	Indirect (DTR5.2.1)		Direct (DTR5.1)	Indirect (DTR5.2.1)
JE00BF0XVB15		907,873			4.72%

SUBTOTAL 8. A	907,873			4.72%

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.		% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period[x][i]	Physical or cash Settlementxii	Number of voting rights	% of voting rights
CFD	N/A	N/A	Cash	48,864	0.25%

			SUBTOTAL 8.B.2	48,864	0.25%

9. Information in relation to the person subject to the notification obligation(please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii
Fullchain of controlled undertakings through which the voting rights and/or the
financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)xiv			X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

BlackRock, Inc.
BlackRock Finance, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Finance, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Finance, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors	3.130%	0.000%	3.130%

BlackRock, Inc.
BlackRock Finance, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Finance, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

10.In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
BlackRock Regulatory Threshold Reporting Team Jana Blumenstein 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	08 November 2024